November 9, 2005

Via EDGAR

Mark Brunhofer,

Staff Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Facsimile No.: (202) 772-9217

Re:          Aries Ventures Inc.

Form 8-K filed October 26, 2005

File No. 000-14136

Dear Mr. Brunhofer:

This letter is submitted on behalf of Aries Ventures Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) with respect to the above referenced filing (the “Filing”), as set forth in your letter to Mr. Christopher J. Reinhard, dated October 31, 2005. For reference purposes, the text of the comments set forth in your letter has been reproduced herein with responses below each numbered comment.

Item 4.01 Changes in Registrant’s Certifying Accountant

STAFF COMMENT:

1.                                       We note that although you disclose an Item 4.01 event, your Form 8-K as filed in EDGAR does not identify this event. When you file the amendment requested in the next comment, please ensure that you include Item 4.01 in your EDGAR submission header.

RESPONSE:

On November 3, 2005, the Company filed a Form 8-K/A to amend the Filing as requested in the next comment. Such amended filing included Item 4.01 in the EDGAR submission header.

STAFF COMMENT:

2.                                       Please amend your Form 8-K to include as Exhibit 16 the letter from Weinberg & Company, P.A. indicating whether or not they agree with your disclosures in the Form 8-K. Please file this letter within 10 business days of the date or your initial filing, or within two business days of receipt as required by Rule 304(a)(3) of Regulation S-B.

RESPONSE:

On November 3, 2005, the Company filed a Form 8-K/A to amend the Filing as requested above. A letter from Weinberg & Company, P.A. dated November 1, 2005, indicating its agreement with the Company’s disclosures in the Filing, was included as Exhibit 16 to the Form 8-K/A.

As requested, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions or require additional information, please feel free to contact me at (858) 777-7826.

Sincerely,

/s/ Christopher Reinhard

Christopher Reinhard
Chief Executive Officer